082-04518

centrica

fax

SUPPL

To:	Office of International Corporation Finance, SEC	**From:**	Secretariat
Fax:	001 202 772 9207	**Phone:**	01753 494008
Date:	12 September 2006	**Pages (inc):**	6
Re:	Stock Exchange Announcement	**Cc:**	

A recently released Stock Exchange Announcement follows.

Secretariat

dlw 9/13

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494008**/Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

12 September 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Barclays Section 198

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 128 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc.

12 September 2006

Centrica plc

Centrica plc received on 12 September 2006 a notification dated 11 September 2006 stating that the interest of Barclays PLC in Centrica plc constituted a notifiable interest for the purposes of section 198 of the Companies Act 1985.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Centrica plc

2. Name of shareholder(s) having a major interest
Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Not known

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Global Investors Japan Trust & Banking	**4,098,684**
Barclays Private Bank and Trust Ltd	**440,881**
Barclays Global Investors, N.A.	**25,751,606**
Gerrard Limited	**18,004,958**
Barclays Life Assurance Co Ltd	**4,829,122**
Barclays Bank Trust Company Ltd	**91,375**
Barclays Global Investors Ltd	**33,469,193**
Barclays Global Fund Advisors	**12,316,667**
Barclays Capital Securities Ltd	**7,138,572**
Barclays Private Bank Ltd	**2,350,658**
Barclays Capital Inc	**888,484**
Barclays Private Bank and Trust Ltd	**18,935**
Barclays Global Investors Canada Ltd	**267,654**
Barclays Global Investors Japan Ltd	**379,863**
Barclays Global Investors Australia Ltd	**317,078**

5. Number of shares / amount of stock acquired
Not known

6. Percentage of issued class
Not known

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class

N/A

9. Class of security
Ordinary 6 14/81 pence

10. Date of transaction
Not known

11. Date company informed
12 September 2006

12. Total holding following this notification
110,363,730

13. Total percentage holding of issued class following this notification
3.015

14. Any additional information
None

15. Name of contact and telephone number for queries
Robin Healy 01753 494 017

16. Name and signature of authorised company official responsible for making this notification
Robin Healy

Date of notification
12 September 2006

12 September 2006

Centrica plc

Centrica plc received on 12 September 2006 a notification dated 11 September 2006 stating that the interest of Barclays PLC in Centrica plc constituted a notifiable interest for the purposes of section 198 of the Companies Act 1985.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Centrica plc

2. Name of shareholder(s) having a major interest
Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Not known

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Global Investors Japan Trust & Banking	**4,098,684**
Barclays Private Bank and Trust Ltd	**440,881**
Barclays Global Investors, N.A.	**25,751,606**
Gerrard Limited	**18,004,958**
Barclays Life Assurance Co Ltd	**4,829,122**
Barclays Bank Trust Company Ltd	**91,375**
Barclays Global Investors Ltd	**33,469,193**
Barclays Global Fund Advisors	**12,316,667**
Barclays Capital Securities Ltd	**7,138,572**
Barclays Private Bank Ltd	**2,350,658**
Barclays Capital Inc	**888,484**
Barclays Private Bank and Trust Ltd	**18,935**
Barclays Global Investors Canada Ltd	**267,654**
Barclays Global Investors Japan Ltd	**379,863**
Barclays Global Investors Australia Ltd	**317,078**

5. Number of shares / amount of stock acquired
Not known

6. Percentage of issued class
Not known

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class

N/A

9. Class of security
Ordinary 6 14/81 pence

10. Date of transaction
Not known

11. Date company informed
12 September 2006

12. Total holding following this notification
110,363,730

13. Total percentage holding of issued class following this notification
3.015

14. Any additional information
None

15. Name of contact and telephone number for queries
Robin Healy 01753 494 017

16. Name and signature of authorised company official responsible for making this notification
Robin Healy

Date of notification
12 September 2006